KONARED CORPORATION
2829 Ala Kalani Kaumaka St., Suite F-133
Koloa, HI 96756

December 24, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549
USA

Attention:	John Reynolds
Assistant Director

Dear Sirs:

Re:	KonaRed Corporation (the “Company”) Form 8-K Filed October 10, 2013 File No. 333-176429

The Company writes in response to your letter of November 12, 2013 to Shaun Roberts, Chief Executive Officer and a Director of the Company, with respect to the Form 8-K filed by the Company on October 10, 2013. The Company’s responses are numbered in a manner that corresponds with your comments as set out in your letter of November 12, 2013. Please also find enclosed a blackline (the “Blackline”) indicating the applicable amendments to the Form 8-K in response to your comments.

Form 8-K filed October 10, 2013

Item 2.01 Completion of Acquisition or Disposition of Assets, page 1

1.
Please clarify that in the asset purchase agreement, you assumed all liabilities relating to the Sandwich Isles’ health beverage and food business. Please provide risk factor disclosure or explain why this is not a material risk to an investor.

Response:     Please see the revised disclosure in the Blackline under “Item 2.01 Completion of Acquisition or Disposition of Assets” under the subheading “Closing of Asset Purchase Agreement”. Please see the added risk factor in the Blackline under “Risk Factors” under the subheading “Risks Related to Our Business”.

Share Cancellation, page 2

2.
We note that Mr. Kjeldson was not a party to your asset purchase agreement with Sandwich Isles.  We also note your disclosure on page 28 of your Form 10-K for the fiscal year ended May 31, 2013 that you had no arrangements, plans, or agreements relating to the termination of employment for your executive officers.  We also note your disclosure on page 24 of your Form 10-K for the fiscal year ended May 31, 2012 that you did not have any employment agreements or other compensation arrangements with  Dennis Kjeldsen.  Please revise this section to explain the terms under which Mr. Kjeldsen agreed to cancel his shares and file any related agreement pursuant to Item 601(b)(10) of Regulation S-K.

Response:     Please see the revised disclosure in the Blackline under “Item 2.01 Completion of Acquisition or Disposition of Assets” under the subheading “Share Cancellation”.

Business, page 4

Operations, Facilities and Distribution Method for Our Products, page 6

3.
We note your statement of page 6 that you are transitioning into a more prototypical outsourcing business model which will use third party vendors for the bulk of your non-core operation.  We also note your disclosure that based on a cosy-benefit analysis and the initial beverage roll-out, you determined that your warehousing and shipping functions could be handled more efficiently in-house.  Please clarify the aspects of your business you intend to outsource and the timeframe for transitioning your business model.

Response:     Please see the revised disclosure in the Blackline under “Form 10 Information” under the subheading “Operations, Facilities and Distribution Method for Our Products”. Please note that the transition has effectively completed. For further information on the company’s business model, please also see the revised disclosure in the Blackline under the subheading “Supply and Distribution for Our Product” and under the subheading “Plan of Operations” (under MD&A), which specifically address certain comments below but also provide insight with respect to our business model.

Supply and Distribution of Our Product, page 6

4.
We note that you have a number of contracts structured as five-year arrangement containing automatic roll-over provisions.  Please expand your disclosure to include the material terms of these contracts including whether these contracts provide that you are the exclusive buyer from these suppliers.  Please describe the availability of your raw materials and identify any principal suppliers. See Item 101(h)(4)(v) of Regulation S-K. Please file any material agreements pursuant to Item 601(b)(10) of Regulation S-K.

Response:     Please see the revised disclosure in the Blackline under “Form 10 Information” under the heading “Supply and Distribution of Our Product”.

5.
Please clarify how you determine the amount of dried fruit to purchase from your suppliers and whether there are additional, readily available, sources of dried coffee fruit in the event that you lose a supplier.

Response:     Please see the revised disclosure in the Blackline under “Form 10 Information” under the subheading “Supply and Distribution of Our Product”.

6.
We note that you take possession of dried coffee fruit, store it and subsequently send required quantities to subcontractors for value-added processing.  Please provide additional details regarding the value-added processing, including, in general terms, what happens during the process and how long the process takes.  Also please describe your relationship with your subcontractors.

Response:     Please see the revised disclosure in the Blackline under “Form 10 Information” under the subheading “Supply and Distribution of Our Product”.

7.	Please clarify what you mean by “consumer products customer” as the term is used on page 6.

Response:     Please see the revised disclosure in the Blackline under “Form 10 Information” under the subheading “Supply and Distribution of Our Product”.

8.
We note your disclosure that ready-to-drink SKUs are ultimately shipped back to the company’s warehouse where they are then disseminated to either distributors or shipped directly to retailers.  Please revise for consistency with your risk factor disclosure on page 12 which states that you will use a broker-distributor-retailer network.

Response:     Please see revised risk factor in the Blackline under “Risk Factors” under the subheading “Risks Related to Our Business”.

9.
We note your disclosure on page 17 that you have planned introduction in 2014 of aluminum can-based beverage.  Please describe the status of this newly announced product.  See Item 101(h)(4)(iii)of Regulation S-K.

Response:     Please see the revised disclosure in the Blackline under “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” under the subheading “Growth”.

Competition, page 8

10.	Please expand your disclosure to describe your competitive position in the industry. See Item 101(h)(4)(iv) of Regulation S-K.

Response:     Please see the revised disclosure in the Blackline under “Form 10 Information” under the subheading “Competition”.

Intellectual Property, page 8

11.
We note your disclosure on page 6 that you own the proprietary beverage formulas for your product and that you believe that you have the necessary processing and manufacturing intellectual property.  Please clarify the current nature of your intellectual property.  Do you own the intellectual property backing the beverage formula or the intellectual property for the processing and manufacturing or both?  Please provide the information required by Item 101(h)(4)(vii) of Regulation S-K and revise your disclosure for consistency throughout the document.

Response:     Please see the revised disclosure in the Blackline under “Form 10 Information” under the subheading “Intellectual Property”.

Research and Development Costs During the Last Two Years, page 9

12.	Please state the amount you spent during each of the last two fiscal years on research and development activities separately. See Item 101(h)(4)(x) of Regulation S-K.

Response:     Please see the revised disclosure in the Blackline under “Form 10 Information” under the subheading “Research and Development Costs During the Last Two Years”.

13.	Within this section, we note your use of several wellness industry-specific terms such as:

●	high bioavailability;

●	oxygen radical absorbance capacity;

●	cellular metabolic efficiency;

●	cell apoptosis.

Please explain terms so an investor who is not familiar with the wellness industry can understand what you mean.

Response:     Please see the revised disclosure in the Blackline under “Form 10 Information” under the subheading “Research and Development Costs During the Last Two Years”.

14.
We note your statement that High-ORAC antioxidants combined with high-bioavailability are the key to establishing cellular metabolic efficiency.  We also note your statement that KonaRed’s coffee fruit increases CME which thus increases energy and reduces metabolic oxidative stress.  Please provide us with supplemental support for your assertions.  Alternatively, please characterize factual assertions as management’s belief.

Response:     Please see the revised disclosure in the Blackline under “Form 10 Information” under the subheading “Research and Development Costs During the Last Two Years”.

15.
Please provide additional details of the tests conducted at Cayetano University.  For example, please disclose whether the test subjects were human, whether the tests were blind or double blind and whether the tests were commissioned by KonaRed.  Also disclose how the researchers concluded that the extract improves cell viability, increases t-cell proliferation and improves antiviral defense.  Please provide us with a supplemental copy of any report that was produced as a result of testing.

Response:     Please see the revised disclosure in the Blackline under “Form 10 Information” under the subheading “Research and Development Costs During the Last Two Years”. In addition, please find enclosed a supplemental copy of the report that was produced as a result of the foregoing testing and please see the following link to an online results abstract:

http://www.frontiersin.org/10.3389/conf.fimmu.2013.02.00549/event_abstract

Risk Factors, page 10

16.
We note that the Sandwich Isles independent registered certified public accountant issued an opinion expressing substantial doubt about the company’s ability to continue as a going concern.  Please revise your risk factor disclosure to describe your going concern opinion and the implication for your operations.

Response:     Please see added risk factor under “Risk Factors” and the heading “Risks Related to Our Business”.

17.
We note your disclosure on page 25 that there is currently a civil complaint pending in the District of Hawaii alleging that the company has been infringing on three patents.  Please tell us what consideration you gave to providing a risk factor discussing how your intellectual property may be challenged.

Response:     Please see added risk factor in the Blackline under “Risk Factors” under the subheading “Risks Related to Our Business”.

 “We will need additional funds to produce, market, and distribute our product,” page 11

18.	Please revise to quantify the amount of capital you will need to raise and when such capital will be needed.

Response:     Please see revised risk factor in the Blackline under “Risk Factors” under the subheading “Risks Related to Our Business”.

 “Our growth and profitability depends on the performance of third parties and our relationship with them,” page 12

19.	Please revise to clarify the third parties upon whom your business is substantially dependent.

Response:     There are no specific third parties to which we are substantially dependent. Please see revised risk factor under “Risk Factors” under the subheading “Risks Related to Our Business”.

“Because we can issue additional shares of common stock, our shareholder may experience dilution in the future,” page 14

20.
Please revise to describe the specifics of any known potential dilution your shareholders may experience.  For example, you should describe the dilution that may occur as a result of your agreement to use commercially reasonable efforts to complete an additional private placement for $300,000 within 45 days of the asset purchase agreement.

Response:     Please see the revised risk factor in the Blackline under “Risk Factors” under the subheading “Risks Related to Our Stock”.

“Trading on the OTC Bulletin Board may be volatile and sporadic…” page 15

21.
Please clarify the differences between trading on a quotation system like the OTCBB versus trading on an exchange like the NYSE.  For example, please describe how you will not have a market maker providing a market in your shares, and how this may impact trading or the price at which investors can sell their shares.

Response:     Please see the revised risk factor in the Blackline under “Risk Factors” under the subheading “Risks Related to Our Stock”.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

22.
Please expand this section to include an overview of the most important matters on which management focuses in evaluating your financial condition and operating performance and provide the context for the discussion and analysis of the financial statements.  Your MD&A should identify and address your key performance indicators and other qualitative and quantitative factors that are peculiar to and necessary for an understanding and evaluation of your business.  This discussion should address both past and prospective financial condition and operating performance, including a discussion of known material trends and uncertainties.  For example, your disclosure on page 13 discusses the prices or raw ingredients.  Your MD&A should discuss such trends in the context of your business.  Please provide revised disclosure in your amended filing.  For guidance, please refer to Item 303(a)(3)(ii) of Regulation S-K and SEC Release No. 33-8350 (2003).

Response:     Please see the revised cumulative disclosure in the Blackline under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Plan of Operations, page 17

23.
Please revise this section to add a detailed plan of operations which describes specific milestones and the expenses will be incurred in pursuit of those milestones over the next 3 months, 6 months, 9 months and 12 months.  Your revisions should clarify the priority in which you will seek to accomplish each milestone.  To the extent you will need to raise capital in order to meet any of your milestones, please add details which describe how you intend to raise the funds and the impact a lack of funding would have upon your proposed plan of operations.

Response:     Please see the revised disclosure in the Blackline under “Plan of Operations”.

History, page 17

24.	Please state your basis for the statement that KonaRed has amassed an extremely loyal market following in a relatively short timeframe or revise to characterize the statement as management’s belief.

Response:     Please see the revised disclosure in the Blackline under “Plan of Operations” under the subheading “History”.

Results of Operation, page 18

25.
Please revise your disclosure for each period presented to better quantify each underlying factor as the cause of material change in Revenue, Cost of Goods Sold and General and Administrative expenses.

Response:     Please see the revised cumulative disclosure in the Blackline under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

26.
Please supplement your discussion of your distribution and direct-to-retail channels so that an investor can understand the effect of the current mix of these channels on your historical performance.  Please also disclose any material trends in the mix of these channels.

Response:     Please see the revised disclosure in the Blackline under “Plan of Operations”.

Six Months Ended June 30, 2013 and 2012, page 18

27.
You state new inventory management software implemented in July 2012 “better tracked COGS…”  Please tell us how you tracked inventory and determined the amount of cost of goods sold prior to acquiring the new management software.  Tell us how you determined that your inventory balances and amount of cost of goods sold for periods prior to the acquisition of the new software are free of material error and in compliance with GAAP.

Response:     Prior to implementation of our inventory management software inventory, we used a manual system which relied upon periodic physical inventory counts and reconciliations against a master inventory list. Adjustments for any variances between the physical counts and the master inventory list were immediately adjusted in our books following each count. Additionally, inventory balances were subject to auditor verification during the year-end audits of our 2012 and 2011 financial statements for Sandwich Isles Trading Co. Inc. Part of these audits included verification of inventory balances. In regards to whether our financial statements are in compliance with GAAP, we advise that an audit report was issued regarding these financial statements which did not include an adverse opinion, did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that the audit report contained an explanatory paragraph which noted that there was substantial doubt about our company’s ability to continue as a going concern.

With respect to determination of inventory value and Cost of Goods Sold by period, both currently and historically we have applied the following GAAP compliant accounting principle to determine COGS: “...Inventories are valued at the lower of, cost as determined on an average basis, or market. Market value is determined by reference to selling prices after the balance sheet date or to management’s estimates based on prevailing market conditions. Management writes down the inventories to market value if it is below cost. Management also regularly evaluates the composition of its inventories to identify slow-moving and obsolete inventories to determine if valuation allowance is required. Costs of raw material and finished goods inventories include purchase and related costs incurred in bringing the products to their present location and condition.”

28.	You sold a “large order with notional campaign.” Please explain to us the meaning of the quoted phrase.

Response:     The term “notional” was an unintentional misspelling of the word “national.” The referenced campaign was marketed at all locations throughout the U.S. which sell KonaRed products. We have deleted this language in the Form 8-K.

Liquidity and Capital Resources, page 19

29.
We note that your auditors have issued a going concern opinion.  Please disclose your plan to generate cash and meet existing and known or reasonably likely future cash requirements over both the short and long term.  For guidance, please refer to Item 303(a)(1) of Regulation S-K and SEC Release No. 33-8350 (2003).

Response:     Please see the revised disclosure in the Blackline under “Liquidity and Capital Resources”.

30.
We note that during the six months ended June 30, 2013 you issued debt.  Also we note that you secured a working line of credit in 2012 with an ending balance of $113,547 as of December 31, 2012.  Please revise to describe the material terms of your various debt instruments outstanding including the balance, the payment terms and interest rates.  For any amounts which are due in the upcoming fiscal year, please state how you intend to raise funds to cover the debts outstanding or whether you intend to refinance.

Response:     Please see the revised disclosure in the Blackline under “Liquidity and Capital Resources”.

31.
Please revise to include analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations in each line item (e.g. provide an explanation of the underlying factors for the significant changes in accounts receivable, inventory, and accounts payable) for each period presented.  Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 as it relates to liquidity and capital resources.

Response:     Please see the revised disclosure in the Blackline under “Liquidity and Capital Resources”.

Directors and Executive Officer, page 21

Business Experience, page 21

32.
We not that Ms. Roberts actively manages Malie, Inc. in addition to performing her chief financial officer responsibilities.  We also note that you have entered into a consulting agreement with Bioponic Phytoceuticals, Inc., a company controlled by Mr. Schorr.  Please state the approximate number of hours each week that each executive officer devotes to your operations.

Response:     Please see the revised disclosure in the Blackline under “Directors and Executive Officers” under the heading “Business Experience”.

33.
Please describe the various directorships held by the named individuals.  For example, we note that both Messrs. Roberts and Schorr are on the board of directors of Sandwich Isles and that Mr. Schorr controls Bioponic Phytoceuticals, Inc.  See Item 401(e)(2) of Regulation S-K.

Response:     Please see the revised disclosure in the Blackline under “Directors and Executive Officers” under the heading “Business Experience”.

34.
Please revise to provide the business experience during the previous five years of each of your directors including the range of dates during which each position was held.  See Item 401(e)(1) of Regulation S-K.

Response:     Please see the revised disclosure in the Blackline under “Directors and Executive Officers” under the heading “Business Experience”.

Executive Compensation, page 23

35.
We note that for details regarding the executive compensation of KonaRed Corporation, you refer to the company’s annual report on Form 10-K filed on August 29, 2013.  Please provide an express statement that you are incorporating such information by reference and clearly identify the reference by page, paragraph, caption or otherwise.  See Exchange Act Rule 12b-23(b).

Response:     Please see the revised disclosure in the Blackline under “Executive Compensation” under the headings “Summary Compensation” and “KonaRed Corporation (formerly TeamUpSport Inc.)”.

Certain Relationships and Related Party Transactions and Director Independence, page 25

36.
Please confirm that you have included all the transactions covered by the requirements of Item 404(d)(1) of Regulation S-K or revise.  For example, we note the following completed or contemplated transactions described in your filings:

●	Malie pays rent and a portion of your staff salaries at your California warehouse;

●	Bioponic receives a bonus upon signing the consulting agreement of 1,000,000 five-year warrants to purchase shares of our common stock, exercisable at a price of $0.45 per share;

●	Littlebird Capital Ltd. provided financing to the Company during the three months ended August 31, 2013 and is identified as a related party on your financial statements.

Response:     We advise that the previously reported related party transactions include all required data but we have expanded the disclosure for clarity. Specifically, we also advise that the pro-rated amounts of the rent and staff salaries incurred for the activities of Malie at our California warehouse are not in excess of $120,000 per year, or 1% of total assets, for either of the last two fiscal years and confirm Malie’s costs are not included in our financial statements.

We estimate the warrant issuance to Bioponic presently has a value of $nil because these warrants only become exercisable in one year’s time and are therefore technically not yet vested.

Additionally, we advise that Littlebird Capital Ltd. is not a related party, nor has it ever been a related party. We acknowledge that Note 7 in our August 31, 2013 10-Q quarterly financial statements (which reported the financial position and results of the former shell company) should have been better phrased so as to more accurately describe the related party involved as being Sandwich Isles Trading Co. Inc., rather than Littlebird Capital Ltd. Sandwich Isles was the borrower in this transaction and therefore the amount payable was that of Sandwich Isles, not of Littlebird Capital Ltd.

Note 7. Related Party Payable

Littlebird Capital Ltd. provided financing to the Company during the three months ended August 31, 2013 while the asset purchase agreement from the Sandwich Isles Trading Company was in process.  Once the asset purchase agreement is finalized and a subscription agreement is drafted for Littlebird Capital Ltd, the payable will become an advance in conjunction with the capital contributed into the Company.  On September 18, 2013 a private placement subscription agreement was offered between Littlebird Capital Ltd. and the Company of 1,111,111 shares at $0.45 per share for the aggregate subscription price of $500,000.  This agreement was executed on October 4, 2013.

37.	Please identify your promoters within this section or advise. See Item 404(c) of Regulation S-K.

Response:     Please see the revised disclosure in the Blackline under “Certain Relationships And Related Party Transactions, And Director Independence” under the subheading “Promoters”.

VDF FutureCeuticals Inc. Dispute with Sandwich Isles, page 25

38.
Please expand your disclosure to briefly discuss the facts or series of events which give rise to VDF’s claim against the Sandwich Isles.  For example, please identify the parts of your business which VDF alleges are infringing upon various patents.  Also, please disclose the relief sought by VDF.  See Item 103 of Regulation S-K.

Response:     Please see the revised disclosure in the Blackline under “Legal Proceedings” under the subheading “General”.

Market Price of and Dividends on our Common Stock and Related Stockholder Matters, page 27

39.	Please provide all of the information required by Item 201(a)(2) of Regulation S-K.

Response:     Please see the revised disclosure in the Blackline under “Market Price of and Dividends on our Common Stock and Related Stockholder Matters” under the heading “Market Information”.

Recent Sales of Unregistered Securities, page 28

40.	Please provide the disclosure required by Item 701 of Regulation S-K for your forward stock split on September 9, 2013 or advise.

Response:     Please see the revised disclosure in the Blackline under “Recent Sale of Unregistered Securities”.

Changes in and Disagreement with Accountants on Accounting and Financial Disclosure, page 31

41.
We note you reported the change in accountants that occurred prior to the Sandwich Isles transaction.  However, you have not reported the change in accountants that occurred as a result of the Sandwich Isles transaction.  When a reverse merger occurs, a change in accountants is presumed to have occurred as well unless the same accountant has audited the premerger financial statements of each party to the merger.  The accounting firm that will no longer be associated with the registrant is considered the predecessor accountant and this change must be reported in compliance with Item 4.01 of Form 8-K.  Please revise this section accordingly to report the second change in accountants.

Response:     Please see the revised disclosure in the Blackline under “Changes In And Disagreements With Accountants On Accounting And Financial Disclosure”.

Exhibit 99.1

Consolidated Financial Statements

42.	Please provide updated financial statements of Sandwich Isles through the interim period ended September 30, 2013 to ensure there is no lapse in pre-merger reporting for the acquired entity.

Response:     Provided.

Consolidated Balance Sheets, page 2

43.
Please revise the balance sheets to indicate that the inventory balance is presented net of an allowance and disclose the balance of the allowance for each period parenthetically or refer to the applicable financial statement footnote.  Further, if there is an allowance for doubtful accounts, please indicate that the balance of accounts receivable is presented net of an allowance and disclose the balance of the allowance for each period parenthetically.

Response:     We have made the requested changes in the financial statements filed in Exhibit 99.1 and 99.3 by adding the recommended note reference. We also advise there was not an allowance for doubtful accounts to be reported for the fiscal year-ends and interim periods included in these financial statements.

Statements of Cash Flow, page 4

44.
Revise the financing activities cash flows to present the net proceeds from the line of credit from the payments as two separate items to the extent they are presented on a net basis in any one period.

Response:     We have made the requested changes in both the financial statements filed in Exhibit 99.1 and 99.3.

45.	Please explain to us how the recovery of inventory previously written off affects the income statement. It appears to us that only the allowance account and the inventory account would be affected.

Response:     We advise that if inventory which had previously been written off in a prior fiscal year is sold during a current fiscal year, the impact of this is as follows: (i) an inventory adjustment credit is entered to cost of goods sold to reflect the value of the inventory sold; and (ii) an offsetting debit adjustment is made to retained earnings to reflect the revaluation of prior period inventory. The reduction of COGS inventory in the current period causes affects current period net income/(loss) recorded on the income statement.

Note 2 – Basis of Presentation and Fiscal Year, page 6

46.
Please tell us whether the financial statement presented consist solely of the financial condition and results of operation of the KonaRed business or whether they include other businesses that were/are operated by the parent company, Sandwich Isles.  Please revise to provide clarifying disclosure although we may have further comment upon review of your response.

Response:     In response to your comment, we advise that the financial statements presented do consist solely of the financial condition and results of operation of the KonaRed business. There were a series of typographical errors in the ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS list on page 33 of our Form 8K which described the financial statements of Sandwich Isles Trading Co. Inc. as being “consolidated”, when in fact they reported the financial condition and results of only one company. Sandwich Isles does not have any subsidiaries and there were no other companies consolidated into the Sandwich Isles financial statements. We have corrected these typos in our Form 8K/A-1 filing and in our current filing also have added the requested clarifying disclosure into Note 2 of our financial statements filed as Exhibit 99.1.

Revenue Recognition, page 7

47.	Revise to disclose your policy for product returns and related method of accounting.

Response:     We have added the following language to our revenue recognition policy note: “Sales returns which are accepted by the Company are returned to inventory and deducted from sales revenue and cost of goods sold.”

Exhibit 99.2

Pro Forma Financial Statements

48.
Please revise your presentation of KonaRed Corporation’s common stock, prior to giving effect to the pro forma adjustments, to give retroactive effect to the stock split which occurred on September 9, 2013.

Response:     We have made the requested changes to the proforma financials in Exhibit 99.4.

49.
Please clearly label all pro forma adjustments and provide a corresponding narrative to describe the nature of the adjustment so that your investors can clearly understand the pro forma financial statements.

Response:     We have made added the requested information to the notes to the proforma financials in Exhibit 99.4.

Form 10-K for Fiscal Year Ended May 31, 2013

50.	We note the omission of an audit report for the 2012 financial statements. Please revise the Form 10-K to include an audit report covering the financial statements for the year ended May 31, 2012.

Response:     Revised and Re-filed on December 9, 2013.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact the Company’s legal counsel: Clark Wilson LLP, Attn: Craig V. Rollins, at (604) 891-7785.

Yours truly,

KONARED CORPORATION

“Shaun Roberts”
Shaun Roberts
Chief Executive Officer and a Director

Progress Report KonaRed ™
Executive Summary of the antiviral effect and proliferative

This advance is a preliminary report on the results of antiviral activity and cell proliferative effect of KonaRed on normal mice:

"Evaluation of proliferative and antiviral effect of an extract of the fruit of KonaRed ™ coffee (Coffea arabica).

"The evaluation study was developed in splenocytes (Spleen mononuclear cells, SMC [Splenic Mononuclear Cells]) and PBMC (Peripheral Blood Mononuclear Cells - Peripheral Blood Mononuclear Cells) strain of mice C57/BL6.ción proliferative and antiviral effect of an extract of the fruit of KonaRed ™ coffee (Coffea arabica).

It will cover the following points:
A. Confirmation of the determination of the cell culture inhibitory concentration (IC50) of the coffee fruit KonaRed ™ (Coffea arabica) (evaluation of toxicity in cell culture, dose that kills 50% of cells in the cell culture).

B. Assessment of the proliferative effect of an extract of the fruit of KonaRed ™ coffee (Coffea arabica).

C. Evaluation of the antiviral effect of an extract of the fruit of KonaRed ™ coffee (Coffea arabica).

Although it may seem complex, for better understanding of the results, it must be remembered that to produce the defense against viral agents must develop certain actions of immune cell populations, among which we can mention:

1. Population proliferation of CD4 + T cells (helper T lymphocytes),
2. Proliferation of T cells CD8 + (cytotoxic T lymphocytes)
3. The process of activation of the different populations of killer cells (also known as natural killer lymphocytes, NK-) (all carrying the receptor NK 1.1 +), which are of several types:
a. Natural killer cells (NKC) (carrying the marker NK1.1 + / CD3-). The NKC are of two types:
i. the NKC secreting cytokines (not so important in antiviral defense), and
ii. the NKC cytotoxic (carry also the recipient NK1.1 + / CD335 +) (within the NKC are most important in antiviral defense)
b. NK T cells (receptor-bearing NK1.1 + / CD3 +)

A. IC50 dose confirmation KonaRed ™ ABSTRACT

Result: The average IC50 was found in two trials: 3.40 mg / mL (first trial: 2.92 mg / mL, second trial: 3.898 mg / mL), which puts it in an excellent condition, it is not cytotoxic at concentrations below 3.40 mg / mL.

A. IMPACT ASSESSMENT lymphoproliferative of KonaRed ™

B.1. EVALUATION OF THE VIABILITY OF LYMPHOCYTES TO 48 AND 72 HOURS

Result: KonaRed ™ improves cell viability SMC culture at 48 and 72 hours of treatment. The best treatment dose was 500 ug / mL. Both doses of 100 and 500 ug / mL both were significantly better than the control without KonaRed ™. This is a clear indication of a favorable effect of the extract on immune system cells. As explained in the introductory paragraph, for the antiviral defense cell proliferation is required and in this case the improvement in the viability of proliferating cells is a marker for cell protection.

B.2. TEST T lymphocyte proliferation

In this case, T lymphocytes stimulated with a mitogen (a substance that induces the proliferation of most T cell clones) called Concanavalin A (ConA).

Result: KonaRed ™ induces an increase in T cell proliferation significantly more than the control stimulated with ConA alone, which was statistically significant difference at a dose of 500 ug / mL. Stimulated lymphocytes using only KonaRed ™ also proliferated even without stimulation with ConA. This proliferation was significant at almost all doses KonaRed ™ compared to the negative control without ConA. Additionally, a dose of 500ug/mL proliferation was comparable to that produced by ConA.

This shows an excellent ability to induce KonaRed ™ T-lymphocyte proliferation, as mentioned, one of the critical steps in the antiviral defense.

A. EVALUATION OF AN EXTRACT antiviral effect of KonaRed ™.

For evaluation of this assay PBMC were stimulated with a synthetic compound that mimics a viral infection known as Poly I: C and evaluating the response of NK cell populations of the immune system, which as previously mentioned are 3 types (Total NKC: NK1.1 + CD3e-; NKC cytotoxic: NK1.1 + CD335 +, and NKT cells: NK1.1 + CD3e +).
Facing the cultivation of lymphocytes with Poly I: C, a depletion of the present population of NK cells. If a product has an activity of antiviral defense improved, there will be a recovery of the NK cell population.

Results: Exposure to KonaRed ™ was a slight recovery of the population of NKC cytotoxic (NK1.1 + CD335 +), at all doses, this difference was significant at a dose of 250 ug / mL. As mentioned the NKC cytotoxic are one of the major cell populations in antiviral defense. In the other type NK cell populations showed no significant changes.

KonaRed ™ was an improvement in the ability of the NKC in antiviral defense. This test requires a reconfirmation on a new run is scheduled for the second week of January 2013.

In conclusion, KonaRed ™ shows in vitro potency of improving demonstrated antiviral response in these studies by improving the viability of T cells during cell proliferation, improved rate of cell proliferation of T lymphocytes and improved resilience of important cells in antiviral defense when faced with viral agents.